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April 8, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: James Lopez

Legal Branch Chief

Re:	GreenKissNY Inc.
Amendment No. 1 to
Draft Offering Statement on Form 1-A
Submitted February 26, 2016
CIK No. 0001641488

Dear Mr. Lopez:

On behalf of GreenKissNY Inc. (the “Company”), we hereby submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 11, 2016 regarding the above referenced Amendment No. 1 to the draft offering statement of the Company confidentially submitted to the Commission on Form 1-A (CIK No. 0001641488) on February 26, 2016 (as so amended, the “Draft Offering Statement”).

The Company is concurrently filing publicly via EDGAR Amendment No. 2 to the Draft Offering Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 2. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 2.

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

James Lopez

April 8, 2016

Part I – Notification

1.	We reissue Comment 1 in part. Specifically, please provide Item 6(d) disclosure for all transactions disclosed in Item 6.

RESPONSE: In response to the Staff’s comment, we have provided Item 6(d) disclosure for all transactions disclosed in Item 6. Specifically, in May 2015, the Company issued 2,500,000 shares of Common Stock to one accredited investor and 10,000 shares of Common Stock to legal counsel pursuant to Section 4(a)(2) of the Securities Act. In June 2015, the Company issued 47,490,000 shares of Common Stock to its founder pursuant to Section 4(a)(2). From September 2015 until December 2015, the Company issued 1,372,223 shares of Common Stock to 3 accredited investors in a private placement offering pursuant to Rule 506 of Regulation D. In November 2015, the Company issued 639,795 shares of Common Stock to 1 accredited investor pursuant to Section 4(a)(2). For each issuance, the Company did not engage in any general advertising or general solicitation and endorsed each stock certificate representing the shares of Common Stock with restrictive legends.

Risk Factors, page 4

2.	We note the statement in Legal Proceedings on page 20 that you have reached an agreement-in-principle to discontinue the use of the “Nexus” mark and change the company’s name within the next two months. Please revise risk factors to address the potential disruption to your operations and revenues. Additionally, please update elsewhere in your offering circular. For example, we note the statement on page 21 that you intend to focus on lifestyle brands through “three separate wholly owned business units – Nexus Staffing Specialists, Inc. (‘Nexus’) …”

RESPONSE: In response to the Staff’s comment, an additional risk factor has been added on page 5 of Amendment No. 2 which addresses the potential disruption to the Company’s operations and revenues due to the name change of Nexus Staffing Specialists, Inc. to GreenKiss Staffing Solutions Inc. Additionally, the Draft Offering Statement has been updated to reflect the name change.

Liquidity and Capital Resources, page 23

3.	We note the statement on page 27 that you believe cash on hand as of December 31, 2014 together with your credit facility and anticipated continued growth in revenue is sufficient to fund your operations, service your debt and fund planned capital expenditures for at least the next twelve months from the filing date. Please update the discussion of the sufficiency of your cash and cash equivalents as of the most recent practicable date. In this regard, we note that the company had negative net cash used in operations of $515,946 for the nine months ending September 31, 2015.

James Lopez

April 8, 2016

RESPONSE: The Company has updated Amendment No. 2 with its audited consolidated financial statements as of and for the years ended December 31, 2015 and 2014. Accordingly, Amendment No. 2 has been revised to reflect that the Company believes that it has sufficient cash on hand as of December 31, 2015 together with its credit facility and anticipated continued growth in revenue sufficient to fund operations, service debt and fund planned capital expenditures for at least the next twelve months from the filing date (See page 23 of Amendment No. 2). Please note, the prior disclosure as of December 31, 2014 was based on the Company’s belief as of such time. Subsequent to December 31, 2014, the Company decided to undertake an offering pursuant to Regulation A. Accordingly, its cash used in operations increased due to additional expenses connected to preparing the Draft Offering Statement and the Company was required to raise additional funds.

Plan of Operations, page 28

4.	We note your disclosure of the plan of operations for GKUSA and GK Laboratories. We reissue Comment 7 in part; specifically please disclose the anticipated time frames for beginning and completing your principal milestones.

RESPONSE: In response to the Staff’s comment, the plans of operations for GKUSA and GK Laboratories have been updated to disclose the anticipated time frames for beginning and completing the principal milestones.

In connection with responding to the Commission’s comments, the Company acknowledges in Exhibit A that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to Amendment No. 2 or this letter.

Very truly yours,

/s/ David N. Feldman

David N. Feldman, Esq.

DNF:bjb

cc: Ann Anderson, Chief Executive Officer

GreenKissNY Inc.

75 South Broadway

White Plains, New York 10601

Telephone: (914) 304-4323

April 8, 2016

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated March 11, 2016, GreenKissNY Inc. acknowledges the following:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GreenKissNY Inc.

By:	/s/ Ann Anderson
Ann Anderson
Chief Executive Officer